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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 28 March 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—

        Press release dated 24th March 2003 "Orange launches in the Netherlands"

—
Press release dated 26th March 2003 "Orange announces brand launch in Botswana"

ORANGE LAUNCHES IN THE NETHERLANDS

        London, 24 March 2003.    Orange, one the of world's largest communications companies, today announced that Dutchtone, its Dutch mobile business, is to launch as Orange on 31 March 2003.

        Orange SA has made significant investment, totalling €400m in its Dutch business over the last two years, improving network quality, customer and retail experience and enabling it to deliver a batch of new products and services. In light of these considerable improvements Orange is confident that the launch of the Orange brand will signal a new, exciting and vibrant presence in the Dutch market.

        In August 2000 Orange merged its mobile interests with those of France Telecom and today has an international footprint in 19 countries, serving approximately 44.4 million customers. In 2001, Orange successfully re-branded its operations in France, Denmark, Romania, Slovakia, the Ivory Coast and Cameroon.

        The introduction of the Orange brand to these markets has brought tangible benefits to both the business and its customers. In Romania for example, customer satisfaction has greatly increased with 82% of customers recently expressing their wish to stay with Orange. And the launch has propelled Orange Romania to become the number one brand of choice. Similarly, in Slovakia prompted brand awareness stands at 100%.

        Michael Latimer, Executive Vice-President, Northern Europe, Africa and Asia at Orange, said: "The launch of the Orange brand in The Netherlands is of particular strategic importance as it consolidates our presence in Europe. Turning Orange has delivered sustained success across all markets where we operate and we have similar expectations for the Netherlands."

        David Holliday, CEO Orange Netherlands, said: "At Orange, our focus is, and will always be, with our customers. We make it our business to view the world through their eyes, adapting ourselves to their ever-changing needs, requirements and preferences. The launch of Orange will bring creativity, innovation and top quality services to the Netherlands, thus ensuring our customers have what they require today, with an unequalled quality of service and customer experience."

        The launch of Orange in the Netherlands comes with the introduction of new products and services as well as the highest standards of customer care and network efficiency. As part of the launch, Orange Netherlands announced several key products and services, including:

  •
  Orange Ready—A new prepay product that offers customers complete freedom and control of their spending. It is combined with a state-of-the art handset portfolio with four different packages to meet the different customers' requirements.

  •
  Orange Free—A new postpay product offering complete flexibility. It is the only product on the market where everything is included within the bundle. Customers can also take advantage of internet access to their billing and call details whenever they want.

  •
  Orange Smart—An innovative "third alternative": an offer which combines the control of spending and freedom you have with the prepay offer (Orange Ready), and the attractive rates that you would have with the postpay offer (Orange Free) yet without committing customers to a contract. With Orange Smart, customers retain control of their spending through regular monthly payment of their choice.

  •
  Share: Share has a transparent cost structure, providing customers with unlimited GPRS usage within a flat fee of €6 per month, whatever type of customer you are. Share is available to customers on a wide variety of attractive and affordable handsets, and offers the combination of many services such as chat, email, agenda, Photo Album and a wide variety of content.

  •
  Orange SPV—In the week commencing 31 March, Orange will be introducing the first phone running Microsoft Windows® in the Netherlands. The SPV is a first in a new generation of handsets: a new class of mobile communications devices which combines high resolution colour, speed, full-web access and easy-to-use wirefree™ email, MSN Messenger (instant messaging) on-the-go, a camera, an MP3 player.

Commercial and marketing activities

        The Orange launch is supported by a television, radio, press and outdoor advertising campaign that begins today and will run into the summer. Other immediate brand awareness activities include an experience of the Orange brand, in four boxes on tour in eight key cities of the Netherlands. In addition, an Orange logo of 14m × 14m × 5m will be floating down the historical canals from Amsterdam to Rotterdam from 24-29 March. On 31 March, 33 Orange shops will be opened to customers, including two Orange shops in the V&D departmental stores.

        ENDS

Notes to Editors:

        Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic and the Cameroon. The Orange group also has controlled operations in Belgium (Mobistar), the Netherlands (Dutchtone), Botswana (Vista Cellular) and Madagascar (SMM) and intends to launch Orange UMTS operations in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile). As at the end of December 2002, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with 18.8 million active customers. Orange has 44.4 million controlled customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.

        For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911

About Orange Netherlands (formerly Dutchtone), as of end December, 2002

  •
  launched service January 1999

  •
  current subscribers: 1,024 (in thousands)

  •
  approximate employees: 1,335 (including retail)

  •
  network coverage—98.6% of country; 99.9% of population

ORANGE ANNOUNCES BRAND LAUNCH IN BOTSWANA

        London, 26 March 2003.    Orange SA, one of the world's largest mobile operators, today announces the introduction of the Orange brand in Botswana. Vista Cellular in Botswana is the latest operation in Africa to be re-branded after the successful launches of Orange in the Ivory Coast and in Cameroon on 29th May and 4th June 2002 respectively.

        In Africa, Orange has operations in Botswana, Cameroon, Egypt, the Ivory Coast, and Madagascar and is the only global operator to have an established brand presence in sub saharian Africa. The launch of the Orange brand in Botswana comes just after our re-brand of Dutchtone in the Netherlands.

        Marc Mesle, Vice President Orange SA, responsible for Africa Orange SA, said: "Communications remain key to the commercial growth of many industries in Africa and Orange is well placed to provide the quality, coverage and innovation required by personal and business customers alike. By the end of 2002, Orange's African operations had a combined base of more than 2.6 million customers and prospects for future growth remain extremely strong."

        Phil Wilmer, Orange Botswana CEO, said: "We are now part of a truly international brand with the support and strength of the Orange Group behind us. In addition to benefiting from existing business synergies within the Orange Group, we are committed to delivering Orange standards of excellence in customer services and network performance in Botswana. Everyone has worked extremely hard to get to this moment and our employees and customers will feel the benefits of being part of such an exciting international brand."

        Orange Botswana customers will be offered new improvements in all areas of the customer experience including:

•      network

        Orange Botswana's network covers 70% of urban areas and has been further improved to reach Orange's global quality standards. For example, research carried out in January 2003 shows a congestion rate of just 0.95% and drop call rate of 1.72% in urban areas on Orange Botswana's network. Orange Botswana also offers its customers EFR quality sound for excellent voice clarity.

•      customer service

        In Botswana, Orange will set new standards for customer service through the introduction of a new virtual switchboard that allows automated essential operations and easier access to customer support representatives. Extra staff have also been recruited and fully trained to ensure customer satisfaction.

•      new offers

        Orange Botswana is to launch clear and competitive tariff plans with reduced rates for Orange to Orange calls for all its customers. Post paid customers can also choose from two options according to their needs: peak and off-peak rates or flat rate.

        All Orange Botswana customers will be able to benefit from a loyalty programme that rewards regular usage and business customers will benefit from a dedicated Customer Service number.

        ENDS

Notes to Editors

  •
  Orange, wirefree and any other Orange product or service referred to in this release are trademarks of Orange.

  •
  Orange provides a broad range of personal communications services, including Orange GSM 1800 services and other digital cellular telephone services.

  •
  In August 2000 Orange plc was acquired by France Telecom, leading to the creation of one of Europe's leading mobile operators. The new Orange Group has operations in 20 countries across Europe and beyond.

  •
  As at the end of December 2002, Orange had approximately 44.4 million controlled customers worldwide.

  •
  Media information can be found at www.orange.com

  •
  For further information, call the Orange media centre on 020 7984 2000

About Orange Botswana

Company launched	June 1998
Number of employees	130
Number of customers	145,000 (February 2003)
Coverage	70% of urban areas

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 28 MARCH 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

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ORANGE LAUNCHES IN THE NETHERLANDS
ORANGE ANNOUNCES BRAND LAUNCH IN BOTSWANA
SIGNATURES